LA JOLLA PHARMACEUTICAL COMPANY

10182 Telesis Court, 6th Floor

San Diego, California 92121

December 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: J. Green

Re: La Jolla Pharmaceutical Company, a California corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-214721

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM (Eastern Daylight Time) on December 8, 2016, or as soon thereafter as is practicable.

Very truly yours,

La Jolla Pharmaceutical Company

By:	/s/ Dennis M. Mulroy
Name:	Dennis M. Mulroy
Title:	Chief Financial Officer